SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

500 BOYLSTON STREET

BOSTON, MASSACHUSETTS  02116

TEL: (617) 573-4800

FAX: (617) 573-4822

www.skadden.com

DIRECT DIAL
(617) 573-4859
DIRECT FAX
(617) 305-4859
EMAIL ADDRESS
MARGARET.COHEN@SKADDEN.COM

August 2, 2017

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:                    Ms. Kim McManus

Re:	Tremont Mortgage Trust
Registration Statement on Form S-11
File No. 333-219205

Dear Ms. McManus:

On behalf of Tremont Mortgage Trust, in connection with the above captioned registration statement, we are providing supplementally to you drafts of the Exhibit 5.1 and Exhibit 8.1 legal and tax opinions.

Please do not hesitate to call me at (617) 573-4859 with any questions of comments.

Very Truly Yours,

/s/ Margaret R. Cohen
Margaret R. Cohen

Enclosures

cc:                                United States Securities and Exchange Commission

Jennifer Monick

Jorge L. Bonilla

Kasey Robinson

Tremont Mortgage Trust

David Blackman

Sidley Austin LLP

Bartholomew A. Sheehan

Exhibit 5.1

[LETTERHEAD OF VENABLE LLP]

DRAFT

August   , 2017

Tremont Mortgage Trust

Two Newton Place

255 Washington Street, Suite 300

Newton, Massachusetts 02458

Re:                             Registration Statement on Form S-11

Ladies and Gentlemen:

We have served as Maryland counsel to Tremont Mortgage Trust, a Maryland real estate investment trust (the “Company”), in connection with certain matters of Maryland law relating to the registration by the Company of up to [           ] common shares (the “Shares”) of beneficial interest, par value $0.01 per share (the “Common Shares”), of the Company (including up to [      ] Shares which the underwriters in the initial public offering have an option to purchase), covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”).

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (hereinafter collectively referred to as the “Documents”):

1.                                      The Registration Statement and the related form of prospectus included therein, substantially in the form in which it was transmitted to the Commission under the 1933 Act;

2.                                      The Declaration of Trust of the Company, certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3.                                      The form of Articles of Amendment and Restatement of the Company to be filed with the SDAT prior to the issuance of the Shares (the “Articles of Amendment and Restatement”), certified as of the date hereof by an officer of the Company;

4.                                      The Bylaws of the Company, certified as of the date hereof by an officer of the Company;

Tremont Mortgage Trust

August __, 2017

5.                                      A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

6.                                      Resolutions adopted by the Board of Trustees of the Company relating to, among other matters, the authorization of the sale, issuance and registration of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

7.                                      A certificate executed by an officer of the Company, dated as of the date hereof; and

8.                                      Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1.                                      Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2.                                      Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3.                                      Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4.                                      All Documents submitted to us as originals are authentic.  The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered.  All Documents submitted to us as certified or photostatic copies conform to the original documents.  All signatures on all Documents are genuine.  All public records reviewed or relied upon by us or on our behalf are true and complete.  All representations, warranties, statements and information contained in the Documents are true and complete.  There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5.                                      Prior to the issuance of any of the Shares, the Articles of Amendment and Restatement will be filed with, and accepted for record by, the SDAT.

Tremont Mortgage Trust

August __, 2017

6.                                      The Shares will not be issued or transferred in violation of the restrictions on transfer and ownership contained in Article VII of the Articles of Amendment and Restatement.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1.                                      The Company is a real estate investment trust duly formed and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2.                                      The issuance of the Shares has been duly authorized and, when issued and paid for pursuant to the Resolutions and the Registration Statement, the Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law.  We express no opinion as to the applicability or effect of federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers.  To the extent that any matter as to which our opinion is expressed herein would be governed by the laws of any jurisdiction other than the State of Maryland, we do not express any opinion on such matter.  The opinion expressed herein is subject to the effect of any judicial decision which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated.  We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement.  We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein.  In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,

Exhibit 8.1

DRAFT - FOR REVIEW AND COMMENT ONLY

[•], 2017

Tremont Mortgage Trust

Two Newton Place

255 Washington Street, Suite 300

Newton, Massachusetts 02458

Ladies and Gentlemen:

The following opinion is furnished to Tremont Mortgage Trust, a Maryland real estate investment trust (the “Company”), to be filed as Exhibit 8.1 to the Company’s Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “SEC”) on [•], 2017[, as amended by Pre-Effective Amendment No. [•] to be filed on or about [•], 2017] (as so amended, the “Registration Statement”), relating to the offer and sale by the Company of common shares of beneficial interest (the “Offered Securities”).

We have acted as tax counsel for the Company in connection with the preparation of the Registration Statement. We have reviewed originals or copies of such corporate records, such certificates and statements of officers of the Company and of public officials, and such other documents as we have considered relevant and necessary in order to furnish the opinion hereinafter set forth. In doing so, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies, and the authenticity of the originals of such documents. Specifically, and without limiting the generality of the foregoing, we have reviewed: (i) the form of amended and restated declaration of trust of the Company, filed as Exhibit 3.1 to the Registration Statement, (ii) the form of amended and restated bylaws of the Company, filed as Exhibit 3.2 to the Registration Statement, and (iii) the sections of the prospectus forming part of the Registration Statement (the “Prospectus”) captioned “Material United States federal income tax considerations” and “ERISA plans, Keogh plans and individual retirement accounts”. For purposes of this opinion, we have assumed that any documents (other than documents which have been executed, delivered, adopted or filed, as applicable, by the Company prior to the date hereof) that have been provided to us in draft form will be executed, delivered, adopted and filed, as applicable, without material modification.

The opinion set forth below is based upon the Internal Revenue Code of 1986, as amended, the Treasury regulations issued thereunder, published administrative interpretations thereof, and judicial decisions with respect thereto, all as of the date hereof (collectively, “Tax

DRAFT - FOR REVIEW AND COMMENT ONLY

Tremont Mortgage Trust

[•], 2017

Laws”), and upon the Employee Retirement Income Security Act of 1974, as amended, the Department of Labor regulations issued thereunder, published administrative interpretations thereof, and judicial decisions with respect thereto, all as of the date hereof (collectively, “ERISA Laws”). No assurance can be given that Tax Laws or ERISA Laws will not change. In the discussions with respect to Tax Laws matters and ERISA Laws matters in the sections of the Prospectus captioned “Material United States federal income tax considerations” and “ERISA plans, Keogh plans and individual retirement accounts”, certain assumptions have been made therein and certain conditions and qualifications have been expressed therein, all of which assumptions, conditions and qualifications are incorporated herein by reference. With respect to all questions of fact on which our opinion is based, we have assumed the initial and continuing truth, accuracy and completeness of: (i) the information set forth in the Registration Statement, the Prospectus, and the exhibits thereto; and (ii) representations made to us by officers of the Company or contained in the Registration Statement, the Prospectus, and the exhibits thereto, in each such instance without regard to qualifications such as “to the best knowledge of” or “in the belief of”. We have not independently verified such information.

We have relied upon, but not independently verified, the foregoing assumptions. If any of the foregoing assumptions are inaccurate or incomplete for any reason, or if the transactions described in the Registration Statement, the Prospectus, or the exhibits thereto are consummated in a manner that is inconsistent with the manner contemplated therein, our opinion as expressed below may be adversely affected and may not be relied upon.

Based upon and subject to the foregoing: (i) we are of the opinion that the discussions with respect to Tax Laws matters and ERISA Laws matters in the sections of the Prospectus captioned “Material United States federal income tax considerations” and “ERISA plans, Keogh plans and individual retirement accounts” in all material respects are, subject to the limitations set forth therein, the material Tax Laws considerations and the material ERISA Laws considerations relevant to holders of the Offered Securities; and (ii) we hereby confirm that the opinions of counsel referred to in said sections represent our opinions on the subject matters thereof.

Our opinion above is limited to the matters specifically covered hereby, and we have not been asked to address, nor have we addressed, any other matters or any other transactions. Further, we disclaim any undertaking to advise you of any subsequent changes of the matters stated, represented or assumed herein or any subsequent changes in Tax Laws or ERISA Laws.

This opinion is rendered to you in connection with the filing of the Registration Statement. Purchasers and holders of the Offered Securities are urged to consult their own tax advisors or counsel, particularly with respect to their particular tax consequences of acquiring, holding, and disposing of the Offered Securities, which may vary for investors in different tax situations.

We hereby consent to the filing of a copy of this opinion as an exhibit to the Registration Statement and to the references to our firm in the Registration Statement and the Prospectus. In giving such consent, we do not thereby admit that we come within the category of persons whose

DRAFT - FOR REVIEW AND COMMENT ONLY

Tremont Mortgage Trust

[•], 2017

consent is required under Section 7 of the Securities Act of 1933, as amended, or under the rules and regulations of the SEC promulgated thereunder.

Very truly yours,

SULLIVAN & WORCESTER LLP